October 17, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (804) 783-7621

Mr. O. R. Barham, Jr.
President and Chief Executive Officer
Virginia Financial Group, Inc.
102 South Main Street
Culpeper, VA 22701

> **Re:** **Virginia Financial Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed on September 21, 2007**
> **File Number 333-146249**
>
> **FNB Corp.**
> **Soliciting Materials filed pursuant to Rule 14a-12**
> **Filed September 14 and 20, 2007**
> **File No. 000-24141**

Dear Mr. Barham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4
General

1. Please provide the staff with copies of the board books that Sandler O'Neill + Partners, L.P. and Davenport & Company LLC provided in connection with the merger.

2.   We note that financial projections were exchanged as disclosed on page 41. Please confirm that the prospectus contains all exchanged projections.

3.   We note that the date of many of your projections precedes the recent uncertainty of the credit markets and we note that FNB's business involves mortgages. Please revise to include a risk factor that your projections may not reflect the changed business environment.

4.   Please revise to use a consistent type size. Parts of the filing use a type that is too small, *e.g.*, page 13.

5.   Please file consents for the FNB directors who have been identified as directors of the combined company.

6.   Please provide the disclosure required by Item 5(b) of Schedule 14A with respect to FNB Corporation.

Cover Page

7.   Please indicate the amount of securities to be issued. See Item 501(b)(2).

The FNB Special Meeting – Solicitation of Proxies, page 30

8.   Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

9.   We note that you may employ various methods to solicit proxies, including mail, telephone, fax, personal interview, or other methods. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

10.   Please describe what other methods of soliciting proxies will be used rather than state "other methods."

The Merger – Background of Merger, page 31

11.   Please revise to delete, "and may not contain all of the information that is important to you."

12.   Please revise to indicate which party initiated the merger discussions.

13.   Please revise to expand your discussion regarding the negotiation of the principal

terms of the merger. Please concentrate on expanding your disclosure regarding the price and the determination of the exchange ratio of 1.5850 shares of common stock.

14.   We note that three of the directors from FNB voted against the merger. Please revise to expand your discussion regarding the reasons for their opposition and include as an exhibit all material documents related thereto, including but not limited to, the letter to FNB from Messrs. Clay and Hamrick.

VFG's Reasons for the Merger; Recommendation of VFG's Board of Directors, page 36

15.   We note that you provide a list of factors that VFG has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

FNB's Reasons for the Merger; Recommendation of FNB's Board of Directors, page 37

16.   We note that you provide a list of factors that FNB has considered. Please revise to disclose (with analysis) and organize the factors according to the positive reasons why the board has decided to engage in the merger. In addition, please provide the negative reasons and analysis considered by the board and discuss why, taking into account these reasons and analysis, the board still recommends the merger.

17.   Please have the discussion of the recommendation specifically mention each line item in Davenport's analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

Opinion of VFG's Financial Advisor, page 39

18.   Please revise to state that Sandler O'Neill has consented to the inclusion of its opinion in the prospectus. Please revise to state on page 47 that Davenport has similarly consented.

Opinion of FNB's Financial Advisor, page 47

19.   Please provide an estimate of Davenport's fee in dollars based on the share price at a recent date.

20.   Please indicate the amount of compensation Davenport has received from FNB in

the most recent two years.

Accounting Treatment, page 66

21.   We note that you expect the merger to be accounted for as a purchase by Virginia Financial Group of FNB Corporation. Please tell us how you determined Virginia Financial Group to be the accounting acquirer based on your consideration of the guidance in paragraphs 16-19 of SFAS 141. In your response specifically tell us how you considered each of the criteria in paragraph 17 of SFAS 141 in reaching your conclusion.

Recent Developments, page 67

22.   We note the opposition of some shareholders and directors in your recent developments section. Please revise to expand and update this disclosure here and also on page 11 in the Summary section.

Legal Matters, page 97

23.   Please provide the address of the firm passing on the legality of the VFG stock. See paragraph 23 of Schedule A to the Securities Act.

Annex E

24.   Please revise the Davenport opinion to remove the suggestion that it was provided "solely" for the Board. It appears it was also provided for inclusion in this document.

Additional Definitive Soliciting Materials

25.   Note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760. Please confirm that both FNB Corp. and Virginia Financial Group will provide the required disclosure in future filings.

26.   On a related note, please tell us your basis for expressing doubt about the status as participants in the solicitation of proxies of the companies' directors, executive officers and management. Alternatively, please state affirmatively who is a participant. See Instruction 3 to Item 4 of Schedule 14A.

27.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note your assertion in the September 14 filing that the decision to pursue the current transaction is "widely supported by … [your] employee base." Please provide us the support for your disclosure or confirm that you will avoid making similar statements in future filings.

28.   Please refer to your September 19, 2007 letter to FNB employees. We note your reference to a section of your Intranet named "Communication to Shareholders." Note that, to the extent materials included in your Intranet are directed to security holders, those materials and any other written communications should be filed verbatim <u>immediately</u> in accordance with Rule 14a-12(b) as definitive additional materials. Any website you maintain should contain legends identifying the participants and encouraging security holders to read your proxy or consent statement. Note also that soliciting materials filed under Rule 14a-12 must be filed as they are published. In addition, any future written soliciting material, including any emails, postings to websites and scripts to be used in soliciting proxies, should comply fully with the disclosure and filing requirements of Rule 14a-12 and must be filed under the cover of Schedule 14A.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Scott H. Richter, Esq.
LeClairRyan, A Professional Corporation
951 East Byrd Street – 8th Floor
Richmond, VA 232219